MIRA PHARMACEUTICALS, Inc.

855 N Wolfe Street, Suite 601

Baltimore, Maryland 21205

December 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell

Re:	MIRA Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed December 18, 2023
File No. 333-276118

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, MIRA Pharmaceuticals, Inc., hereby requests that the above-referenced Registration Statement on Form S-1 be declared effective at 5:00 p.m., Eastern Standard Time, on Wednesday, December 27, 2023, or as soon as practicable thereafter. The Registrant respectfully requests that you notify Curt Creely of Foley & Lardner LLP of such effectiveness by a telephone call to (813) 225-4122.

Very truly yours,

mira pharmaceuticals, Inc.

By:	/s/ Erez Aminov
Erez Aminov
Chief Executive Officer